TTC ONCOLOGY, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(UNAUDITED)

TTC ONCOLOGY, LLC
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

TTC ONCOLOGY, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 117,558	$ 87,628
Total Current Assets	117,558	87,628
OTHER ASSETS		
Other Assets	43,751	43,751
Patent License, Net	325,029	354,577
Total Other Assets, Net	368,780	398,328
Total Assets	$ 486,339	$ 485,956
LIABILITIES AND MEMBERS' EQUITY		
LONG-TERM LIABILITIES		
Accrued Expenses	$ 408,446	$ 408,446
Total Long-Term Liabilities	408,446	408,446
Total Liabilities	408,446	408,446
MEMBERS' EQUITY		
Capital Contributions	6,350,000	6,250,000
Accumulated Deficit	(6,272,108)	(6,172,490)
Total Members' Equity	77,892	77,510
Total Liabilities and Members' Equity	$ 486,339	$ 485,956

See accompanying Notes to Financial Statements.

TTC ONCOLOGY, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
OPERATING EXPENSES		
Professional Fees	$ 36,150	$ 282,770
Manufacturing	2,400	227,417
Trial Costs	21,148	488,617
Amortization	29,548	29,548
General and Administrative	10,371	178,887
Total Operating Expenses	99,617	1,207,239
NET LOSS	$ (99,617)	$ (1,207,239)

See accompanying Notes to Financial Statements.

TTC ONCOLOGY, LLC
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	Members' Equity
BALANCE AT DECEMBER 31, 2018	$ 34,749
Net Loss	(1,207,239)
Capital Contributions	1,250,000
BALANCE AT DECEMBER 31, 2019	77,510
Net Loss	(99,617)
Capital Contributions	100,000
BALANCE AT DECEMBER 31, 2020	$ 77,892

See accompanying Notes to Financial Statements.

TTC ONCOLOGY, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (99,617)	$ (1,207,239)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Amortization	29,548	29,548
Increase in Operating Assets:		
Other Assets	-	(43,751)
Net Cash Used by Operating Activities	(70,069)	(1,221,442)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions	100,000	1,250,000
Net Cash Provided by Financing Activities	100,000	1,250,000
NET INCREASE IN CASH	29,931	28,558
Cash - Beginning of Year	87,628	59,070
CASH - END OF YEAR	$ 117,558	$ 87,628

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

TTC Oncology, LLC (the Company) is innovating safer solutions for treatment of Metastatic Breast Cancer. Its mission is to develop and bring to market a novel, small-molecule therapy to address unmet needs of breast cancer patients.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks and investments with an original maturity of 90 days or less at time of purchase.

Patents, Net

The Company capitalizes costs associated with the application and filing of a patent. These costs are being amortized over a 15 year life at the point the patents have been granted. These costs are amortized on a straight-line basis.

Patents consisted of the following at December 31:

	2020	2019
Patents Costs	$ 443,221	$ 443,221
Less: Accumulated Amortization	(118,192)	(88,644)
Patents, Net	325,029	354,577

Income Taxes

The Company has elected, under the Internal Revenue Code, to be taxed as a limited liability company. In lieu of corporate income taxes, the members are taxed on its proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2020 and 2019. The Company’s 2017 through 2020 tax returns are open and subject to review and examination by federal and state taxing authorities.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2021, the date the financial statements were available to be issued.